Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

June 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 29, 2021 The Nasdaq Stock Market (the "Exchange") received from Recruiter.com Group, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.0001 par value

Common Stock Purchase Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,